Brittany S. Speas
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (743) 867-0064
Brittany.speas@lfg.com

VIA EDGAR

April 24, 2024

Mr. Alberto Zapata
Senior Counsel
Disclosure Review and Account Office
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-276970; 811-08557; CIK: 0001048607
      Pre-Effective Amendment No. 1 to the Initial Registration Statement, Form N-6
      Lincoln  MoneyGuard Market Advantage® (2024)

Dear Mr. Zapata:

This letter is in response to the comments received by telephone April 15, 2024.  The attached prospectus pages for Lincoln MoneyGuard Market Advantage® (2024) are blacklined to reflect the changes requested.

1.
Periodic Charges Other Than Annual Underlying fund Fees and Operating Expenses – sub-section “Optional Benefit Charges” footnote *– (p. 13) .  How does the cost vary on whether a person has the right to purchase the Optional Inflation Protection? If this is described elsewhere, please indicate where?

Response: We have revised accordingly and provided the section of the prospectus where this is described in further detail.

2.	Rider Charges – (p. 27). Please indicate what the Base and Excess Charge rates are and what they cover. Please explain the distinction between the Indemnity Choice Option or Reimbursement Option.

Response: We have revised accordingly indicating they are based on individual characteristics of the Insured and have provided the section that fully describes each charge and how it applies to either the Indemnity Choice Option or the Reimbursement Option in further detail.

3.	Long-Term Care Benefits Rider – sub-section “Benefit Payment Options” – (p. 36). Please bold the last sentence of the second paragraph. If this is stated previously- please bold there as well.

Response: We have bolded this sentence as requested.  This is the only time this statement appears in the prospectus.

Thank you for your attention to this filing, and your review and comments. Please call me at the number provided above with any questions or additional comments.

Sincerely,

Brittany S. Speas

Brittany S. Speas

Charge	When Charge is Deducted	Amount Deducted
Policy Loan Interest	Annually	A percentage of the amount held in the Loan Account:[2]
•3.00%
Optional Benefit Charges
Long-Term Care Benefits Rider* Base Charge Rate	Monthly	As a dollar amount per $1,000 of Base LTC Limit Value:
•Maximum: $2.44965 per $1,000
•Minimum: $0.0977 per $1,000
•Maximum Charge for a Representative Insured (male, age 45): $1.12301 per $1,000
Long-Term Care Benefits Rider* Excess Charge Rate	Monthly	As a dollar amount per $1,000 of highest LTC Limit Value minus Base LTC Limit Value:
•Maximum: $1.53822 per $1,000
•Minimum: $0.06651 per $1,000
•Maximum Charge for a Representative Insured (male, age 45): $0.81886 per $1,000
Benefit Transfer Rider Loan	Annually	A percentage of the Loan balance amount against the Rider’s Cash Surrender Value:
•4%
*
These charges and costs vary based on individual characteristics of the Insured and Right to Purchase Optional Inflation Protection election shown in the Policy Specifications. The charges and costs shown in the table may not be representative of the charges and costs that a particular Owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your registered representative. Please see the “Long-Term Care Benefit Rider” subsection “Right to Purchase Optional Inflation Protection” of this prospectus for more information.

1    Guaranteed at an effective annual rate of 1.50% in Policy Years 1-10 and 1.50% in Policy Years 11 and beyond.
[2]
Although deducted annually, interest accrues daily. As described in the section headed “Policy Loans”, when you request a Policy Loan, amounts equal to the amount of the loan you request are withdrawn from the Sub- Accounts and the Fixed Account in proportion to their respective values. Such amount is transferred to the Loan Account, which is part of the Company’s General Account. Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 1% in all Policy Years. Taking into account the Asset Charge, the net cost of your Policy Loan is 3.50% in Policy Years 1-10 and 3.50% in Policy Years 11 and beyond.

The next table shows the minimum and maximum total operating expenses charged by the Underlying Funds that you may pay periodically during the time that you own the Policy. A complete list of Underlying Funds available under the Policy, including their annual expenses, may be found in Appendix A: Funds Available Under the Policy.

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Policy Loan Interest
If you borrow against your Policy, interest will be charged to the Loan Account Value. The annual effective interest rate is 3% in all years. The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding Policy Loan balance. We will credit 1% interest on the Loan Account Value in all Policy Years.

Rider Charges
The following paragraphs describe the charges for the riders listed below. The features of the riders available with this Policy and any limitations on the selection of riders are discussed in the section headed “Riders”.
Long-Term Care Benefits Rider. There is a monthly rider charge on any Monthly Anniversary Day on which the Insured is not receiving LTC benefits. It is equal to (a) multiplied by (b) plus (c) multiplied by (d) where:
(a)	is the LTC Base Charge Rate shown in the Policy Specifications;
(b)	is the Base LTC Limit Value on the Policy’s Monthly Anniversary Day, divided by 1,000;
(c)	is the LTC Excess Charge Rate shown in the Policy Specifications; and
(d)	is the LTC Benefit Limit on the Policy’s Monthly Anniversary Day minus the Base LTC Limit Value on the Policy’s Anniversary Day, divided by 1,000.
As of the date a claim is approved, and for the duration of the claim, (d) above will read as follows:
(d)
is the greater of the Base LTC Limit Value or the Protected LTC Limit Value, if any, on the Policy’s Monthly Anniversary Day, minus the Base LTC Limit Value on the Policy’s Monthly Anniversary Day, divided by 1,000.

Rider charges and costs vary based on individual characteristics of the Insured. Please refer to the “Long-Term Care Benefit Rider” of this prospectus for more information and benefit options available.
YOUR INSURANCE POLICY
Your Policy is a life insurance contract that provides for a death benefit payable on the death of the Insured. The Policy and the application constitute the entire contract between you and Lincoln Life.
The Policy includes Policy Specifications pages. These pages provide important information about your Policy such as: the identity of the Insured and Owner; Policy Date; the Initial Specified Amount; issue age; Planned Premium Payment; Surrender Charges; expense charges and fees; and guaranteed maximum cost of insurance rates.
Note: The Policy Specifications pages (and any specifications pages relating to riders you may purchase) reference certain dates that are very important in understanding when your coverage begins and ends, when certain benefits become available and when certain rights or obligations arise or terminate. Generally, terms such as “Policy Date”, “Effective Date” or “Policy Effective Date” (or “Rider Date”, “Rider Effective Date”) refer to the date that coverage under the Policy (or rider) becomes effective and is the date from which Policy Years, Policy Anniversary and ages are determined. Terms such as “Issue Date” or “Policy Issue Date” (or “Rider Issue Date”) generally refer to when we print or produce the Policy (or rider), but such dates may have importance beyond that date. For example, the period of time we may have to contest a claim submitted in the first couple years of the Policy will typically start on the date the Policy is issued and not the date the Policy goes into effect. Please read your Policy carefully and make sure you understand which dates are important and why.
When your Policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.
The Policy is nonparticipating. This means that no dividends are payable to you. In addition, your Policy does not share in the profits or surplus earnings of the Company.
Before purchasing the Policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The Insured will need to prove current insurability and

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1.	the sum of costs incurred and actually paid by the Insured for Covered Services for the calendar month which have not already been reimbursed by us; or
2.	the Indemnity Choice Option amount.
b.	the amount you request;
c.	the Maximum Monthly LTC Benefit amount under the Reimbursement Option or the Indemnity Choice Option, as applicable; or
d.	the LTC Benefit Limit.
A benefit paid under this Rider will be first used to repay a portion of any outstanding Debt under the Policy, as described in the “Reduction of Benefit Payments Due to Debt” provision.
This Rider will pay benefits for Covered Services received in a state or jurisdiction, including other than the state of issue, if benefits would have been paid in the state of issue, irrespective of any differences in facility licensing, certification, registration requirements, provider name or similar requirements.
Benefit Payment Options: If the Insured has met all Benefit Conditions listed in the “Eligibility” provision of this Rider, Benefit Payment Options will be available for seven days per week.
Upon the initial long-term care claim, the Owner must elect one of two Benefit Payment Options, as described below. Once the Benefit Payment Option has been chosen, the election is irrevocable and cannot be changed for the life of the Rider.
Each option affects the amount of your benefit payments and claim administration differently. As shown on the Policy Specifications, the Indemnity Choice Option provides a modified Monthly Maximum LTC Benefit Amount compared to the Reimbursement Option.
Reimbursement Option – The Owner elects to receive benefit payments based on receipts for Covered Services that are submitted during the claim occurrence. The total benefit payments in any month cannot be greater than the Maximum Monthly LTC Benefit Amount for the Reimbursement Option.
Indemnity Choice Option – The Owner elects an Indemnity benefit payment that will be paid each month during the claim occurrence without regard to the number of days of services received or the actual expenses incurred.
The Indemnity Choice Option Limit is the specific benefit payment amount requested which cannot be greater than the Maximum Monthly LTC Benefit Amount, times the Indemnity Choice Factor as shown in the Policy Specifications.
Subject to the terms and conditions of this Rider, we will pay an amount not to exceed the applicable Maximum Monthly LTC Benefit no less frequently than once each calendar month until the LTC Benefit Limit equals zero:
a.	to reimburse costs incurred and actually paid by the Insured for any Covered Service or combination of Covered Services; and/or
b.	to pay the requested Indemnity Choice Option benefit.
With the exception of Caregiver Training, any amounts paid in a calendar month for the Indemnity Choice Option, and/or to reimburse any Covered Service or combination of Covered Services will reduce the following dollar for dollar: that month’s Maximum Monthly LTC Benefit, the LTC Benefit Limit, the Base LTC Limit Value, and the Protected LTC Limit Value, if any. Benefits paid for Caregiver Training do not reduce any of these amounts. Benefits under this Rider while this Rider is In Force will continue to be available for the Covered Services listed in the “Covered Services” section of this Rider as long as the LTC Benefit Limit is greater than zero.
In any calendar month in which you are eligible to receive benefits under this Rider, the maximum amount available as a benefit under this Rider is equal to the lesser of:
a.	an amount equal to your election, chosen at the time of initial claim:

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